EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended September 30,
	2002	2003	2004	2005	2006
Income (loss) before income taxes	$223,426	$160,641	$207,859	$220,515	$(59,570)
(Income) loss from non-consolidated subsidiaries	(611)	(222)	475	(469)	(2,219)
Minority interest	(9)	(7)	(118)	(70)	(90)
Amortization of capitalized interest	1	19	51	52	45
Fixed charges	48,449	52,874	55,487	68,169	66,250
Interest capitalized	(55)	(50)	(140)	—	—

Earnings available for fixed charges	271,201	213,255	263,614	288,197	4,416

Fixed Charges:
Interest expensed and capitalized	16,153	20,064	18,748	23,086	23,266
Portion of rent expense representing interest	32,296	32,810	36,739	38,628	37,789
Amortized discount related to unsecured convertible senior term notes	—	—	—	6,455	5,195

Total fixed charges	48,449	52,874	55,487	68,169	66,250

Ratio of Earnings to Fixed Charges (1)	5.6	4.0	4.8	4.2	0.1
Deficiency (2)					$61,834

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” are defined as (a) income before income taxes, (income) loss from equity investees and minority interest plus (b) amortization of capitalized interest and (c) fixed charges, minus interest capitalized. “Fixed charges” consists of interest expensed and capitalized plus the portion of rental expense considered to be a reasonable approximation of interest plus the amortization of the discount related to unsecured convertible senior term notes. Effective October 1, 2002, we ceased recording goodwill amortization expense as required by SFAS No. 142. The ratio shown for the year ended September 30, 2002 includes goodwill amortization expense.
(2)	During the year ended September 30, 2006, the Company recognized non-cash goodwill and asset impairment charges of $255,873.